BARTLIT BECK HERMAN PALENCHAR & SCOTT LLP
A LAW PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS  DENVER OFFICE
                                                       1899 WYNKOOP STREET
                                                       8TH FLOOR
                                                       DENVER, CO 80202
                                                       TELEPHONE: (303) 592-3100
                                                       FACSIMILE: (303) 592-3140

                                                       CHICAGO OFFICE
January 13, 2006                                       COURTHOUSE PLACE
                                                       54 WEST HUBBARD STREET
                                                       CHICAGO, IL 60610
VIA FACSIMILE AND EDGAR                                TELEPHONE: (312) 494-4400
-----------------------                                FACSIMILE: (312) 494-4440

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mellissa Campbell Duru, Esq.

         Re: Acceleration Request for Alpha Natural Resources, Inc. Registration Statement on Form S-1 (File No. 333-129030)
                  -------------------------------------------------------
Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Alpha Natural Resources, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 1:00 p.m., Washington D.C. time, on Wednesday, January 18, 2006, or as soon as practicable thereafter. WE ASK, HOWEVER, THAT THE COMMISSION STAFF NOT ACCELERATE SUCH EFFECTIVENESS UNTIL WE SPEAK WITH YOU ON THAT DATE.

         Please call me (303-592-3175) or Benjamin Hadary (303-592-3157) with any questions.

                                                      Very truly yours,

                                                      /s/ Polly S. Swartzfager

                                                      Polly S. Swartzfager

                          Alpha Natural Resources, Inc.
                                 One Alpha Place
                                  P.O. Box 2345
                            Abingdon, Virginia 24212
                             Telephone: 276-619-4463
                                Fax: 276-623-4321



                                                                January 13, 2006

VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Mellissa Campbell Duru, Esq.

         Re: Acceleration Request for Alpha Natural Resources, Inc. Registration Statement on Form S-1 (File No. 333-129030)
                  --------------------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alpha Natural Resources, Inc. (the "Company") hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 1:00 p.m., Washington, D.C. time, on January 18, 2006, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

         The Company acknowledges that:

         o should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                  Very truly yours,
                                  ALPHA NATURAL RESOURCES, INC.


                             By:  /s/ VAUGHN R. GROVES
                                  ------------------------------
                                  Name:    Vaughn R. Groves
                                  Title:   Vice President, Secretary and General
                                           Counsel

Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.
UBS Securities LLC
Bear, Stearns & Co. Inc.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Davenport & Company LLC
         c/o Morgan Stanley & Co. Incorporated
         1585 Broadway
         New York, New York 10036

January 13, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C.  20549
Attention:  Mellissa Campbell Duru, Esq.

     Re: Alpha Natural Resources, Inc. (the "Company") Registration Statement on
         -----------------------------------------------------------------------
         Form S-1 (Reg. No. 333-129030)
         ------------------------------

Ladies and Gentlemen:

         In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), we hereby join with the Company to request that the effective date for the Registration Statement referred to above be accelerated to 1:00 p.m., (New York time) on January 18, 2006 or as soon as practicable thereafter.

         In connection with Rule 460 of the Act, please be advised that, during the period from January 6, 2006 to the date of this letter, we have effected approximately the following distribution of copies of the Preliminary Prospectus dated January 6, 2006:

  Number of prospective underwriters:                       7
  Number of prospectuses distributed to underwriters:       approximately 17,602
  Number of prospectuses distributed to institutions:       approximately  1,201

         The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended in connection with the above-referenced issue.

                        Very truly yours,

                        Morgan Stanley & Co. Incorporated
                        Citigroup Global Markets Inc.
                        UBS Securities LLC
                        Bear, Stearns & Co. Inc.
                        Lehman Brothers Inc.
                        Merrill Lynch, Pierce, Fenner & Smith Incorporated Davenport & Company LLC

                        By: Morgan Stanley & Co. Incorporated, as Representative



                        By:      /s/ ANDREW WETENHALL
                        ----------------------------------------
                        Name:   Andrew Wetenhall
                        Title:  Vice President

                        By: Citigroup Global Markets Inc., as Representative



                        By:      /s/  IRENE  MAVROYANNIS
                        ----------------------------------------
                        Name:   Irene Mavroyannis
                        Title:  Director


                        By: UBS Securities LLC, as Representative



                        By:      /s/  ROBERT PILKINGTON
                        ----------------------------------------
                        Name:   Robert Pilkington
                        Title:  Managing Director


                        By:      /s/  JONATHAN ROSE
                        ----------------------------------------
                        Name:   Jonathan Rose
                        Title:  Director